ROCK RESOURCES INC.

(the "Company")

02 APR 12

NEWS RELEASE

82-4504

March 19, 2002

SUPPL

Further to the News Release of March 7, 2002 Rock Resources Inc. (CDNX symbol: RCK) is pleased to announce the appointment of Graeme William Rowland as Chairman of the Board of Directors and as Chief Financial Officer of the Company, effective March 15, 2002.

02028403

On behalf of the Board of Directors:

"Thomas J. Kennedy"

Thomas J. Kennedy
President

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities of the corporation have not been and will not be registered under the U.S. Securities Act, 1933, as amended, and subject to certain exemptions may not be offered or sold in the United States or to U.S. persons. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

PROCESSED
MAY 01 2002
THOMSON FINANCIAL

CDNX RCK
Suite #910 - 510 Burrard Street, Vancouver, BC V6C 3A8
Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)
E-mail: info@rockresources.com - Web Site: www.rockresources.com

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